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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  F O R M  6 - K


  [X] Pursuant to Rule 13a-16 or 15d-16 of the SECURITIES EXCHANGE ACT OF 1934






                                  GOLDCORP INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)



                         COMMISSION FILE NUMBER 1-12970




            PROVINCE OF ONTARIO                               98770100
---------------------------------------------           -------------------
(State of other jurisdiction of incorporation           (I.R.S. Employer
or organization)                                        Identification No.)



                        SUITE 2700, 145 KING STREET WEST
                        TORONTO, ONTARIO, CANADA M5H 1J9

                                 (416) 865-0326
              (Registrant's telephone number, including area code)


Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                   Form 20 - F [   ]   Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-(b) under the SECURITIES EXCHANGE ACT OF 1934.

                                            Yes [   ]         No [ X ]



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                                     FORM 27

              MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

                                 SECURITIES ACT

ITEM 1. - REPORTING ISSUER:

         GOLDCORP INC.
         SUITE 2700
         145 KING STREET WEST
         TORONTO, ONTARIO
         M5H 1J8
         ("GOLDCORP")

ITEM 2. - DATE OF MATERIAL CHANGE:

         May 13, 1999

ITEM 3. - PRESS RELEASE:

         A press release was issued in Toronto on May 13, 1999 describing the material change.

ITEM 4. - SUMMARY OR MATERIAL CHANGE REPORT

         Goldcorp announced that it has closed the previously announced public offering of 6,000,000 Class A Subordinate Voting Shares and 3,000,000 Share Purchase Warrants, for gross proceeds of $60 million.

ITEM 5. - FULL DESCRIPTION OF MATERIAL CHANGE:

         Goldcorp has closed the previously announced bought deal offering of Units by a syndicate of underwriters co-led by Griffiths McBurney & Partners and TD Securities Inc., together with RBC Dominion Securities Inc.

         Under this financing, Goldcorp has issued 6,000,000 Units (which includes 1,000,000 Units issued pursuant to an over-allotment option exercised by the underwriters), at a price of Cdn$10.00 per Unit, for gross proceeds of Cdn$60,000,000. Each Unit consists of one Class A Subordinate Voting Share and one-half of one share purchase warrant, with each whole share purchase warrant entitling the holder to acquire at Cdn$20.00 one Class A Subordinate Voting Share at any time on or before May 13, 2009.

         The net proceeds of approximately Cdn$57 million of this financing will be used for the development of the Red Lake Mine. The total capital cost of the development is US$56 million


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or Cdn$81 million. Goldcorp is pursuing alternative forms of financing, which will likely be in the form of debt, for the remaining capital cost of approximately Cdn$24 million to complete the Red Lake Mine development.

         The development of the Red Lake Mine has recently commenced and will take 18 months to complete. Commercial production is expected to begin in the fourth quarter of 2000 at an annual production rate of 240,000 ounces at an average cash production cost of US$88 per ounce.

ITEM 6.  - RELIANCE ON SECTION 75(3) OF THE ACT:

         Not applicable.

ITEM 7. - OMITTED INFORMATION:

         None.

ITEM 8. - SENIOR OFFICER:

         Floriana Cipollone
         Vice President, Finance
         Tel. No. (416) 865-0326

ITEM 9. - STATEMENT OF SENIOR OFFICER:

         The foregoing accurately discloses the material change referred to herein.

         DATED at Toronto this 14th day of May, 1999.




                                              By    /s/Floriana G. Cipollone
                                                    Vice President, Finance

GOLDCORP INC.
-----------------------------------------------------------------------------
Suite 2700, 145 King Street West                     Telephone (416) 865-0326
Toronto, Ontario  M5H 1J8 Canada                     Facsimile (416) 361-5741
                                                   Website:  www.goldcorp.com
                                                    Email:  info@goldcorp.com




                                  NEWS RELEASE



                          GOLDCORP STRENGTHENS TREASURY
                          BOUGHT DEAL OF CDN$60 MILLION
        OF CLASS A SUBORDINATE VOTING SHARES AND SHARE PURCHASE WARRANTS
                                     CLOSES

Toronto, Ontario
May 13, 1999


GOLDCORP INC. (TSE/ME: G.A., G.B; NYSE: GG.A, GG) is pleased to announce today that it has closed the previously announced bought deal offering of Units by a syndicate of underwriters co-led by Griffiths McBurney & Partners and TD Securities Inc., together with RBC Dominion Securities Inc.

Under this financing, Goldcorp has issued 6,000,000 Units (which includes 1,000,000 Units issued pursuant to an over-allotment option exercised by the underwriters), at a price of Cdn$10.00 per Unit, for gross proceeds of Cdn$60,000,000. Each Unit consists of one Class A Subordinate Voting Share and one-half of one share purchase warrant, with each whole share purchase warrant entitling the holder to acquire at Cdn$20.00 one Class A Subordinate Voting Share at any time on or before May 13, 2009.

The net proceeds of approximately Cdn$57 million of this financing will be used for the development of the Red Lake Mine. The total capital cost of the development is US$56 million or Cdn$81 million. Goldcorp is pursuing alternative forms of financing, which will likely be in the form of debt, for the remaining capital cost of approximately Cdn$24 million to complete the Red Lake Mine development.

The development of the Red Lake Mine has recently commenced and will take 18 months to complete. Commercial production is expected to begin in the fourth quarter of 2000 at an annual production rate of 240,000 ounces at an average cash production cost of US$88 per ounce.

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                                      -2-



Goldcorp is a North American-based gold producer. In addition to its high-grade Red Lake Mine, Goldcorp owns and operates the Wharf gold mine located in the Black Hills of South Dakota, and industrial mineral mines located in Saskatchewan and New Brunswick.

THE SECURITIES OFFERED HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

For further information, please contact:

Robert R. McEwen
Chairman and Chief Executive Officer
(416) 865-0326

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                                   SIGNATURE

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         GOLDCORP INC.


                                         By    /s/Floriana G. Cipollone
                                               Vice President, Finance
                                               (Duly Authorized Officer)


Date:  September 3, 1999